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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004
Commission File Number 1-15224

Energy Company of Minas Gerais
(Translation of Registrant's Name Into English)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG
BRAZILIAN LISTED COMPANY
CNPJ 17.155.730/0001-64

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON
16 SEPTEMBER 2004

Summary of the decision:

The meeting approved the appointment of the company Setape—Serviços Técnicos de Avaliações do Patrimônio e Engenharia Ltda. to provide the services of valuation and physical-accounting reconciliation of the Company's assets, as specified by Law 6414/76, as amended. The Valuation Opinion to be produced will be used in the transfer of the assets to the wholly-owned subsidiaries which will be formed to put into effect the process of restructuring of Cemig, as required by Law 10848 of 15 March 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS—CEMIG
By:	/s/ FLÁVIO DECAT DE MOURA Name: Flávio Decat de Moura Title: Chief Financial Officer and Investor Relations Officer

Date: September 20, 2004

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SIGNATURES